

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Dr. Michael Myers
Chief Executive Officer
Quoin Pharmaceuticals, Ltd.
42127 Pleasant Forest Court
Ashburn, VA 20148-7349

> **Re: Quoin Pharmaceuticals, Ltd.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2023**
> **File No. 333-277016**

Dear Dr. Michael Myers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Melissa Palat Murawsky